UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Lexaria Bioscience Corp.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)


52886N
(CUSIP Number)

Robert B. Goldberg, Esq.
5555 Glenridge Connector, Suite 675
Atlanta, Georgia 30342
(404) 233-2800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a Statement on
Schedule 13G to report the acquisition that is the subject
of this Schedule 13D and is filing this schedule because of
Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box [      ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


SCHEDULE 13D


CUSIP NO. 52886N
Cover Page

1

NAMES OF REPORTING PERSONS

Wayne W. Boos

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [   ]

(b) [   ]

3

SEC USE ONLY

4

SOURCE OF FUNDS (See Instructions)

PF

5

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e).  [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH:

7

SOLE VOTING POWER

600,000

8

SHARED VOTING POWER

9

SOLE DISPOSITIVE POWER

600,000

10

SHARED DISPOSITIVE POWER

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000

12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions)
[   ]


13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.795%1

14

TYPE OF REPORTING PERSON (See Instructions)

      IN



SCHEDULE 13D

This Amendment No. 4 relates to the Schedule 13D filed with the Securities and Exchange Commission on September 18, 2023, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on February 14, 2024, as amended by Amendment No. 2 filed with the Securities and Exchange Commission on April 25, 2024 and as amended by Amendment No. 3 filed with the Securities and Exchange Commission on August 6, 2024, relating to the Common Stock, Par Value $0.001 (the Common Stock) of Lexaria Bioscience Corp., a Nevada corporation (the Company). The principal executive offices of the Company are located at #100, 740 McCurdy Road, Kelowna, BC, Canada VIX 2P7.

Item 5 of the Schedule is hereby amended and supplemented as follows:

Item 5.	Interest in Securities of the Issuer.

(a)	As of August 31, 2024, Wayne W. Boos beneficially owns a
total of 600,000 shares of the Companys Common Stock which represent approximately 3.795% of the outstanding Common Stock, based on 15,810,205 Common Stock outstanding as of July 12, 2024, as indicated by the Company. The percentage of Mr. Boos ownership of Common Stock in the Company has varied since the filing of Amendment No. 3 to this Schedule 13D as Mr. Boos has (i) purchased additional shares of the Companys Common Stock and (ii) he has sold shares of the Companys Common Stock.

(b)	Nature of Ownership.  Wayne W. Boos has the sole power to vote and direct the disposition of all of the 600,000 shares reported as beneficially owned by him.

(c)	Recent Transactions.  In the 60 days prior to August 31, 2024,
Wayne W. Boos (i) sold 533,531 shares of the Companys Common Stock for an average price per share of $3.17 and (ii) acquired 113,531 shares of the Companys Common Stock for an average price per share of $2.84 through his broker, Merrill Lynch.

(d)	No other person has the right to receive or the power to direct the receipt of the dividends from, or proceeds from the sale of, such securities.


(e)	Wayne W. Boos ceased to be the beneficial owner of more than five percent of the Companys Common Stock on or about August 12, 2024, when he sold a sufficient number of shares of the Companys Common Stock previously owned by him to drop below an ownership percentage of five percent.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 20, 2024
/s/ Wayne W. Boos
Wayne W. Boos

1 Based on the 15,810,205 shares of Common Stock outstanding as of July 12, 2024.